

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2009

Mr. Johannes T. Petersen
Chief Financial Officer
Century Petroleum Corp.
9595 Six Pines, Building 8, Level 2, Ste. 8210
The Woodlands, Texas 77380

> **Re: Century Petroleum Corp.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2008**
> **Filed August 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2009**
> **Filed March 23, 2009**
> **Response Letter Dated May 15, 2009**
> **File No. 333-126490**

Dear Mr. Petersen:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

General

1.   We note your response to the second bullet point of our prior comment 3 and reissue the comment in part. Expand the biographical sketch for Mr. Peterson to identify the entities with which he was employed and to specify with precision his business experience for the last five years, leaving no gaps as to time. In particular, identify the "multiple managerial and directorship positions with a diverse group of public and private companies" held by Mr. Peterson, and indicate other directorships in any company held by Mr. Peterson with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an

investment company under the Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K.

2. We note your response to the fourth bullet point of our prior comment 3. Ensure that your statement on page 26 regarding outstanding equity awards at fiscal year-end is accurate and gives effect to any restricted shares that were to be issued to Mr. Hersch but that have not vested. Further, include an Outstanding Equity Awards at Fiscal Year-End table which reflects the shares that have not vested. In that regard, we refer you to the first paragraph on page 7 regarding the restricted shares and indicating the number that had been issued and those that are being held in escrow.

3. We note your response to our prior comment 4 and reissue the comment in part. In your future Form 10-K filings, please disclose any change, or confirm that there were no changes, during *the last fiscal quarter* (as opposed to subsequent to the date of evaluation or "during the year ended"), that materially affected, or were reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Balance Sheets, page F-2

4. We note your contra-equity line item titled 'Deferred Compensation' stems from your January 2007 issuance of 5 million shares of restricted stock under your Executive Employment Agreement, as amended, with James B. Hersch. Based on your disclosure surrounding the issuance of these shares, it appears you need to modify your presentation in light of the guidance in paragraph 74 of FAS 123R. In this regard, deferred compensation is no longer reported under FAS 123R. Instead, share-based payment expense should be recognized when incurred. In this instance, it appears you have issued nonvested shares, as that term is defined in FAS 123R. Please modify your presentation as necessary or otherwise explain to us why you believe your presentation is appropriate. See paragraphs 21 and A134 through A136 of FAS 123R.

Statements of Operations, page F-3

5. We note from your disclosure on page 6 that you modified the original Executive Employment Agreement with Mr. Hersch. Please address how you accounted for that modification under paragraph 51 of FAS 123R. In general, an "incremental compensation cost," based on the difference between the award's post-modification value and its immediate pre-modification value, must be measured and recognized.

Statement of Stockholders' Equity, page F-5

6.   We note you present common stock issued for consulting services, numbering 5 million shares. Please confirm, if true, that this presentation relates to your issuance of 5 million shares of restricted stock, as identified in our comment above, or otherwise advise. If true, please refer to the guidance in paragraph 66 of FAS 123R and paragraphs 20 through 23 of FAS 128 and explain to us why you believe presenting these nonvested shares as issued is appropriate. In this regard, paragraph 66 of FAS 123R indicates that nonvested shares should be treated as potential common shares in computing diluted earnings per share, unless doing so would be antidilutive.

Note 1. Summary of Significant Accounting Policies and Organization, page F-6

General

7.   Please add disclosure to address your accounting policy for share-based payment transactions. Furthermore, the staff notes your disclosure on page 14 that you do not have any stock option or equity compensation plans or arrangements. However, you present stock-based compensation as a reconciling item within your operating activities in your statements of cash flows. Please modify the disclosure surrounding stock-based compensation plans or arrangements in your filing, as appropriate.

Form 10-Q for the Fiscal Quarter Ended January 31, 2009

Note 1. Summary of Significant Accounting Policies and Organization, page F-4

m) Recent Accounting Pronouncements, page F-6

8.   Please add disclosure consistent with the guidance in SAB Topic 11:M to address the Commission's recently adopted release on Modernization of Oil and Gas Reporting, which was adopted on December 31, 2008 and will become effective on January 1, 2010.

Risk Factors, page 12

Our independent certified public accounting firm, in the Notes to the audited financial statements for the year ended April 30, 2008 states that there is a substantial doubt that we will be able to continue as a going concern., page 15

9.   We note your statement under this risk factor heading that "Our independent certified public accounting firm, Webb & Company P.A., has stated in the Notes to the audited financial statements for the year ended April 30, 2008 that we have experienced significant losses since inception." Please confirm, if true, that your independent certified public accounting firm has not drafted your financial statement footnotes, or otherwise advise. If true, please modify your disclosure to clearly indicate that your auditor has identified in its report that there is substantial doubt about your ability to continue as a going concern, or otherwise advise.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director